June 20, 2008
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LendingClub Corporation
Registration Statement on Form S-1
Ladies and Gentlemen:
Submitted herewith for filing on behalf of LendingClub Corporation (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Member Payment Dependent Notes of the Company.
This filing is being effected by direct transmission to the Commission’s EDGAR System. In anticipation of this filing, the Company has caused the filing fee of $23,580 to be wire transferred to the Commission’s account at U.S. Bank in St. Louis.
The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company to have the Registration Statement declared effective as early as possible.
Acceleration requests may be made orally, and the Company has authorized us to represent on its behalf that it is aware of its obligations under the Securities Act with respect thereto.
Please contact the undersigned at (202) 663-6402 or Meredith B. Cross at (202) 663-6644 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Erika L. Robinson
Erika L. Robinson
cc: Meredith B. Cross